

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 29, 2009

Marc V. Byron
Chairman of the Board and Chief Executive Officer
Polaris Acquisition Corp.
2200 Fletcher Avenue
4th Floor
Fort Lee, NJ 07024

>   **Re: Polaris Acquisition Corp.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 26, 2009**
>   **File No. 001-33860**

Dear Mr. Byron:

   We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger Proposal, page 39

Background of the Merger, page 39

Duff & Phelps Opinion, page 46

1.   Please disclose how many installed units each of Chrysler and Mercedes-Benz account for out of the aggregate installations disclosed on page 50. We note from page 20 of the soliciting material filed on January 6, 2009 that the total Chrysler vehicle production estimate for the U.S. market is approximately 1.5 million vehicles in 2012. If the projections used by Duff & Phelps assumed a significantly larger number of installations in Chrysler vehicles, please disclose this differential and explain its significance over the remaining term of the projections.

2.   Please disclose whether Duff & Phelps factored into its determination of an appropriate
        discount rate any specific risk related to the fact that the projections are heavily reliant on
        Chrysler installations over the long-term. In other words, as currently explained on page
        51, it appears that Duff & Phelps selected a range of discount rates based on based on
        market conditions and cost of capital for early-stage firms. While Duff & Phelps appears
        to have adjusted for U.S. economic outlook and conditions in the auto industry generally,
        it does not appear to have made any adjustments based on the condition of Chrysler
        specifically.

Price Range of Polaris Securities, page 119

3.   Please update this section to include price information for the fourth quarter of 2008.

Polaris Compensation Discussion and Analysis, page 124
Hughes Telematics Compensation Discussion and Analysis, page 125

4.   Please update both of these sections to include the information required by Regulation S-
        K Item 402 for the fiscal year ended December 31, 2008. Refer Regulation S-K
        Compliance and Disclosure Interpretation Section 217.12 available at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

                                *   *   *   *

        As appropriate, please revise your preliminary proxy statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368, or Carlos Pacho,
Senior Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding
comments on the financial statements and related matters. Please contact John Harrington,
Attorney-Adviser, at (202) 551-3576, or Larry Spirgel, Assistant Director, at (202) 551-3810,
with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel
                                                Assistant Director

cc: Andrew J. Nussbaum
        Wachtell, Lipton, Rosen & Katz
        Via facsimile: (212) 403-2269